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                            Filed by Genesis Microchip Inc. Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                                    And deemed filed pursuant to
                                                    Rule 14a-6 of the Securities
                                                            Exchange Act of 1934
                                                     Subject Company: Sage, Inc.
                                                  Commission File No.: 333-72202

This filing relates to a planned merger (the "Merger") between Genesis Microchip Incorporated ("Genesis") and Sage, Inc. ("Sage") pursuant to the terms of an Agreement and Plan of Merger and Reorganization, dated as of September 27, 2001 (the "Merger Agreement"), by and between Genesis and Sage. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Registration Statement on Form S-4 filed by Genesis Microchip Inc. on October 25, 2001, and is incorporated by reference into this filing.



                   [GENESIS MICROCHIP INCORPORATED LETTERHEAD]


                                                                January 23, 2002

Dear Shareholder:


We have previously sent to you proxy material for the Special General Meeting of Shareholders of Genesis Microchip Incorporated to be held on February 11, 2002. Your Board of Directors recommends that shareholders vote FOR both proposals on the agenda, in connection with the proposed reorganization and merger with Sage, Inc.

Approval of Proposal 1 requires the affirmative vote of a majority of the number of shareholders represented in person or by proxy at the meeting, as well as 75% of the shares present in person or by proxy at the meeting. Therefore, your vote is important, no matter how many or how few shares you may own. Whether or not you have already done so, please sign, date and return the enclosed proxy card today.

Very truly yours,


/s/ Amnon Fisher

Amnon Fisher
President and Chief Executive Officer

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================================================================================


             If you have any questions, or need assistance in voting
                  your shares, please call our proxy solicitor,

                           INNISFREE M&A INCORPORATED
                          TOLL-FREE, at 1-888-750-5834.


                                 IMPORTANT NOTE:
                If you hold your shares through a bank or broker,
           you may be able to vote by telephone, or via the Internet.
             Please call Innisfree at 1-888-750-5834 for assistance.

================================================================================



This filing contains forward-looking statements within the meaning of the Federal securities laws. The forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected as a result of a number of factors, including the possibility that the transaction may not close, the possibility that the combined company may fail to introduce new products on a timely basis, the possibility that the combined company may fail to secure or retain design wins with customers, the possibility that the actual growth rate of the display IC market may differ from the parties' projections, and changes in general economic conditions. Other factors that may cause actual results to differ materially include those set forth in the reports that each company files with the Securities and Exchange Commission, including, but not limited to, each company's report on Form 10-K for the fiscal year ended March 31, 2001.

Genesis Microchip is a leading supplier of cost-effective integrated circuits and software solutions, enabling the convergence of Internet information and video. Flat-panel displays, digital televisions, digital CRTs and consumer video products all benefit from Genesis technology, which connects and formats any kind of source content to be displayed with the highest image quality on any type of display. "Genesis Display Perfection" components are used by all leading brand-name monitor vendors. Founded in 1987, Genesis has offices in Silicon Valley, California; Taipei, Taiwan; Toronto, Canada and Seoul, Korea. Further information is available at www.genesis-microchip.com.

Additional Information about the Merger and Where to Find It

Genesis and Sage have filed a registration statement, joint proxy statement/prospectus and may file other relevant materials with the SEC in connection with the Merger. The joint proxy statement/prospectus has been mailed to the stockholders of Genesis and Sage. Investors and security holders of Genesis and Sage are urged to read the joint proxy statement/prospectus and the other relevant materials because they contain important information about Genesis, Sage and the Merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Genesis or Sage with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed by Genesis with the SEC by contacting Genesis Investor Relations, 2150 Gold Street, Alviso, CA 95002, (408) 262-6599. Investors and security holders may

                                                                             -2-

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     obtain free copies of the documents filed by Sage with the SEC by contacting Sage Investor Relations, 1601 McCarthy Blvd, Milpitas, California 95030, (408) 383-5300. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials before making any voting or investment decision with respect to the Merger. Genesis and its directors, Alexander S. Lushtak, Amnon Fisher, Jeffrey Diamond, James E. Donegan, George A. Duguay and Lawrence G. Finch, may be deemed to be participants in the solicitation of proxies from the stockholders of Genesis in favor of the Merger. In addition, the officers of Genesis may be deemed to be participants in the solicitation of proxies from the stockholders of Genesis in favor of the Merger. The officers of Genesis include: Robert Bicevskis, Chief Technology Officer; Tzoyao Chan, Vice President, Product Development; Eric Erdman, Chief Financial Officer and Secretary; Anders Frisk, Vice President, Marketing; Ken Murray, Vice President, Human Resources; Matthew Ready, Vice President, Sales; and Mohammad Tafazzoli, Vice President, Operations. A description of the interests in Genesis of its directors and officers is set forth in Genesis's proxy statement for the 2001 Annual Meeting of Stockholders of Genesis, which was filed with the SEC on August 24, 2001 and in the Registration Statement on Form S-4, filed with the SEC on October 25, 2001 by Genesis Microchip Inc., including all amendments thereto.

     Sage, Chandra Reddy, Sage's President, Chief Executive Officer and Chairman of the Board; Michael Gumport, Glenn Marschel and N. Damodar Reddy, Sage's Directors; Donald S. Butler, Sage's Vice President Engineering; Arun Johary, Sage's Chief Technical Officer; Pratap G. Reddy, Sage's Chief Operating Officer; Aditya Srinivasan, Sage's Vice President Marketing and LCD Monitors and Simon P. Westbrook, Sage's Chief Financial Officer may be deemed to be participants in the solicitation of proxies from the stockholders of Sage and Genesis in favor of the Merger. The other executive officers and directors of Sage who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Chandra Reddy and the other executive officers and directors in Sage is set forth in the proxy statement for Sage's 2001 Annual Meeting of Stockholders, which was filed with the SEC on July 17, 2001 and in the Registration Statement on Form S-4, filed with the SEC on October 25, 2001 by Genesis Microchip Inc., including all amendments thereto. In addition to those interests Chandra Reddy will serve as Genesis's Vice Chairman, Executive Vice President, Engineering, and based upon Sage share ownership as of December 31, 2001, will beneficially own 471,556 shares of Genesis common stock and options to purchase 100,000 shares of Genesis common stock. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Chandra Reddy and Sage's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus.


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